UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

Explanatory Note: The Filer is filing this Amendment to Form F-X to reflect a change in the address of the Agent for Service of Process previously appointed by the Filer in connection with the Registration Statement on Form F-10 listed below.

A.	Name of issuer or person filing (“Filer”):	Thomson Reuters Corporation

B.	(1) This is (check one):

☐ an original filing for the Filer
☒ an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of Registrant:	Thomson Reuters Corporation
	Form Type:	Registration Statement on Form F-10
	File Number (if known):	333-239390
	Filed by:	Thomson Reuters Corporation
	Date Filed (if filed concurrently, so indicate):	June 23, 2020

D.	The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at 333 Bay Street, Suite 300 Toronto, Ontario, M5H 2R2 Canada telephone: (647) 480-7000

E.

The Filer designates and appoints Thomson Reuters Holdings Inc. (the “Agent”), located at

3 Times Square

New York, New York 10036

United States

telephone: (646) 540-3000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on June 23, 2020 (the “Form F-10”) or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in New York, New York, on March 24, 2021.

THOMSON REUTERS CORPORATION
Filer:

	By:	/s/ Thomas Kim
		Name:	Thomas Kim
		Title:	Chief Legal Officer and Company Secretary

This statement has been signed by the following person in the capacity and on the date indicated:

THOMSON REUTERS HOLDINGS INC.

as agent for service of process

	By:	/s/ Marc E. Gold
		Name:	Marc E. Gold
		Title:	Senior Vice President and Secretary

	Dated:	March 24, 2021